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                                                                     EXHIBIT 8.2

             [Letterhead of McCutchen, Doyle, Brown & Enersen, LLP]

April 14, 1999




SierraWest Bancorp
10181 Truckee-Tahoe Airport Road
Truckee, California 96160


               MERGER OF SIERRAWEST BANCORP INTO BANK OF THE WEST


Ladies and Gentlemen:

         We have acted as counsel for SierraWest Bancorp, a California corporation ("SierraWest"), in connection with the merger of SierraWest with and into Bank of the West, a California state chartered bank and a wholly-owned subsidiary of BancWest Corporation, a Delaware corporation ("BancWest"), pursuant to the Agreement and Plan of Merger dated as of February 25, 1999 as amended (the "Agreement"). This opinion is delivered to you pursuant to Section 6.3(c) of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

         The Agreement provides that at the Effective Time, SierraWest will be merged with and into Bank of the West, pursuant to the California Corporations Code, with Bank of the West as the surviving corporation. In the Merger, each share of SierraWest common stock will be exchanged for the right to receive 0.82 shares of BancWest common stock. No fractional shares of BancWest common stock will be issued in the Merger, but SierraWest shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.

         In rendering the opinions expressed in this letter, we have assumed that (i) the transactions described in the Agreement will be carried out in all respects as provided therein; (ii) Bank of the West is a wholly-owned first tier subsidiary of BancWest; (iii) Bank of the West will acquire substantially all of the properties of SierraWest in the Merger and Bank of the West has no plan or intention to sell or otherwise dispose of any of the assets of SierraWest to be acquired in the Merger, except for dispositions made in the ordinary course of business; (iv) SierraWest has not redeemed any of its shares or otherwise disposed of any
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April 14, 1999
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of its assets in contemplation of the Merger, except for dispositions in the ordinary course of its business; (v) Bank of the West has no plan or intention to issue additional shares of its stock and BancWest has no plan or intention to dispose of stock of Bank of the West in a transaction or series of transactions that would result in BancWest losing control of Bank of the West, within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"); and (vi) neither BancWest nor any corporation related (within the meaning of Treasury Regulation section 1.368-1(e)(3)) to BancWest will acquire any of the BancWest stock to be received in the Merger.

         Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for Federal income tax purposes:

         1. The merger of SierraWest into Bank of the West and the issuance of BancWest common stock in the transaction as described in the Agreement will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

         2. BancWest and SierraWest will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

         3. No gain or loss will be recognized by holders of SierraWest stock on the exchange of SierraWest stock for BancWest common stock, except to the extent gain is recognized with respect to cash received in lieu of fractional shares.

         4. The aggregate adjusted tax basis of the shares of BancWest stock received by a SierraWest shareholder in the Merger (including any fractional share prior to its conversion into cash) will be the same as the aggregate adjusted tax basis of the SierraWest shares surrendered in exchange therefor.

         5. The holding period of BancWest stock received in exchange for SierraWest stock (including any fractional share prior to its conversion into cash) will include the holding period of the SierraWest stock for which it is exchanged, assuming that the shares of SierraWest stock are capital assets in the hands of the holder at the Effective Time.

         6. Cash received by a SierraWest shareholder in lieu of a fractional share of BancWest common stock will, to the extent such share was a capital asset in the hands of the SierraWest shareholder, result in recognition of capital gain or loss by such shareholder
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April 14, 1999
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measured by the difference between the amount received and the adjusted tax basis of such fractional share.

            We hereby consent to the filing of this opinion as an exhibit to the BancWest Registration Statement on Form S-4 and the reference to the name of our firm therein and under the captions "Certain Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus furnished in connection with the solicitation of proxies by the Board of Directors of SierraWest.


                                                  Very truly yours,

                                       McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP


                                            By   /s/ Roger D. Ehlers
                                                 A Member of the Firm